CONSOL Energy Inc.

1800 Washington Road

Pittsburgh, PA 15241-1405

February 28, 2006

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D. C. 20549

RE:	CONSOL Energy Inc.
Form 10-K for Fiscal Year Ended December 31, 2004-File February 28, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005-Filed May 2, 2005, August 3, 2005 and November 7, 2005

File No. 1-14901

Dear Ms. Davis:

This letter sets forth the responses of CONSOL Energy Inc. (the “Company” or “we” or “our”) to the comments of the staff of the U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 24, 2006. The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter. Due to our responses demonstrating enhanced disclosure in footnotes and the Company filing our Annual Report on Form 10-K before March 16, 2006, the Company respectfully requests the suggested changes be reported on a prospective basis.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1 Property, Plant and Equipment, page 91

1.	We note your response to prior comment three. As you have noted, paragraph 33 indicates that “…disclosure is recommended if the effect of the change in the estimate is material.” Moreover, paragraph 33 explicitly indicates that a change in service lives of depreciable assets should be disclosed while changes to estimates associated with assets, typically classified as current, are characterized as occurring in the ordinary course of business. We understand that you view asset life revisions to be made in the ordinary course of business because they related to mine plan changes or revisions to reserve quantities which occur frequently. However, the re-assessment of an asset’s economic life would likely consider other factors, particularly in the case of facilities and equipment, such as structural conditions, technological advances and over-all corporate strategy. Accordingly, it is unclear how you have concluded that all your asset revisions are in the ordinary course of business. It would appear that to the extent revision to your asset lives are material, the disclosures required by paragraph 33 of APB 20 would be appropriate. Please clarify whether your determination of materiality is referring to the effect of asset life revisions taken as a whole, and whether you applied the principles in SAB Topic 1.M in arriving at your conclusion.

CONSOL Energy Inc. Response to SEC Comment Letter

February 28, 2006

Company Response:

The effect on income before income taxes for the revisions to asset lives taken as a whole were previously disclosed in footnote 13-Property, Plant and Equipment. We previously evaluated the impact of these estimated changes as a function of total cost and determined the disclosures under APB 20, paragraph 33 were not necessary. However, we agree to add the following disclosures related to the evaluation of useful lives of the various facilities completed in the year ended December 31, 2004.

The effect on net income from this accelerated depreciation and amortization was $19,695, or $0.22 per share, both basic and diluted.

2.	We have reviewed your response to prior comment number one. Please support your conclusion that it is appropriate to credit any coal removed and sold in connection with a development area of an underground longwall mine against the development expenditures incurred. Tell us the amount credited to development costs in total and for each year for the three year period ended December 31, 2004 and the nine month period ended September 30, 2005.

Company Response:

We believe it is appropriate to credit any coal removed and sold in connection with a development area of an underground longwall mine against the development expenditures. During the development phase, the purpose of costs being incurred is to prepare the coal reserves for economic extraction (as discussed in previous responses). If coal removed and sold during the development phase was recognized as revenue, related costs would also need to be allocated in order to prevent revenue with no related costs from being recognized. It is impossible to accurately apportion related costs between those required for production, and hence chargeable to costs of sales, and those capitalizable as development costs. This process would require an arbitrary allocation of costs that would not be reflective of actual costs incurred to extract a ton of coal removed. We believe it is more accurate to treat proceeds from sales of incidental coal removed in conjunction with development work as a recovery of costs. Treating the coal sold as a recovery of costs prevents an artificial increase or loss of gross profits related to development.

CONSOL Energy Inc. Response to SEC Comment Letter

February 28, 2006

Amounts credited to development costs along with total company coal sales revenue for the same period are as follows:

($ in thousands)

Period	Credited Against Develop- ment	Coal Sales Revenue	Percent to Total Coal Sales Revenue
Year ended December 31, 2002	$3,866	$1,777,329	0.2%
Year ended December 31, 2003	$20,861	$1,757,932	1.2%
Year ended December 31, 2004	$7,458	$2,087,342	0.4%
Nine months ended September 30, 2005	$523	$1,877,922	0.0%
Total for Periods Indicated	$32,708	$7,500,525	0.4%

Note 28, Commitments and Contingent Liabilities, page 124

3.	We note your response to prior comment six. Please confirm to us, if true, whether the ultimate liabilities in the future with respect to asbestos claims, lawsuits, and other claims are immaterial because you are unable to estimate the potential loss or range of loss, or if your current estimates individually and in the aggregate are immaterial. To the extent losses or range of losses related to such matters are deemed immaterial because estimates can not be formulated from current information, we would anticipate disclosure of these matters unless the likelihood of loss is remote. Refer to paragraph 10 of SFAS 5.

Company Response:

We propose to amend the following disclosures:

Fairmont Supply asbestos disclosure will be changed as follows:

Our current estimates related to these asbestos claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of CONSOL Energy. However, it is reasonably possible that payments in the future with respect to pending or future asbestos cases may be material to the financial position, results of operations or cash flows of CONSOL Energy.

CONSOL Energy being subject to various lawsuits, etc.:

CONSOL Energy is subject to various pending lawsuits and claims. Our current estimates related to these pending claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of CONSOL Energy. However, it is reasonably possible that the ultimate liabilities in the future with respect to these lawsuits and claims may be material to the financial position, results of operations or cash flows of CONSOL Energy.

CONSOL Energy Inc. Response to SEC Comment Letter

February 28, 2006

Based upon the responses provided and the incorporation of certain additional disclosure items in our upcoming Annual Report on Form 10-K to be filed with the Commission before March 16, 2006, I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (412) 831-4550. My fax number is (412) 831-4930.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and
Chief Financial Officer

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